

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Hank Tucker
Chief Executive Officer
New World Technologies, Inc.
1363 Veterans Memorial Highway, Suite 22
Hauppauge, New York 11788

> **Re: New World Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 24, 2019**
> **File No. 333-229390**

Dear Mr. Tucker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1

Business, page 1

1. We note your revision in response to prior comment 1. Please tell us whether the external testing will involve tests of how the proposed product functions, including whether it can appropriately perform the functions described in your registration statement.

Sale of Shares by current shareholders..., page 5

2. It is unclear how your response to prior comment 15 considered the one-year period mentioned in Rule 144(b) or the 90-day and one-year period mentioned in Rule 144(d)(1); please revise to clarify. Also, please revise your disclosure in the penultimate sentence of this risk factor to clarify when the one-year period begins per Rule 144(i)(2), and

address the risks if the Commission or a court were to disagree with your conclusions
regarding the applicability of Rule 144(i).

Use of Proceeds, page 16

3.	We note your response to prior comment 5 and that you removed the reference to
"minimum" from the first sentence of your "Explanation of Use of Proceeds" disclosure.
Please clarify the amount of amount of proceeds required to complete the tasks mentioned
in the first sentence of that disclosure.

Plan of Distribution, page 17

4.	Your response to prior comment 7 that legal action would be required before any creditor
could obtain or lay claim to investors' funds in a segregated account does not address the
extent of any risk that your creditors could obtain an interest in investors' funds before
closing. Please provide appropriate risk factor disclosure. Also, if investors cannot
revoke subscriptions before you close, please say so clearly in your disclosure, including
appropriate risk disclosure.

Employment Agreements, page 30

5.	We note your response to prior comment 11. Please address sections 13(b) and (c) of
exhibit 10.1, and the last clause of section 9(a)(ii) of exhibits 10.3 and 10.4, as
appropriate.

Compensation Table, page 31

6.	We note your response to prior comment 12. It is unclear where you included the dollar
amounts required by Regulation S-K Item 402(n)(2)(v), the disclosure required by the
instructions to Item 402(n)(2)(v) and (vi), or the table required by Item 402(r). Please
revise.

7.	Please update your disclosure in footnote (2) on page 31 regarding Mr. Tucker's deferral
of payments until July 1, 2019.

Certain Relationships and Related Party Transactions, page 32

8.	Please expand your response to prior comment 13 to clarify whether New World
Technologies (Nevada) purchased your shares to distribute them, the number of investors
to whom New World Technologies (Nevada) transferred the shares, and the relevant facts
on which you rely to conclude that each such stockholder could acquire the shares directly
from you without registration under the Securities Act.

Description of Securities, page 32

9.	We note your response to prior comment 14. Please tell us where you revised the
disclosure to address the first sentence of Article Twelve in exhibit 3.1.

<u>Financial Statements for the Quarterly Period Ended April 30, 2019, page F-10</u>

10.   Please revise to remove the header "Confidential Draft - For Internal Use Only - Not For Distribution Subject to Adjustments" from your April 30, 2019 financial statements.

<u>Signatures, page 39</u>

11.   Please clarify the date that your principal financial officer and principal accounting officer signed the registration statement.

<u>Exhibits</u>

12.   Please tell us the purpose of sections 5(b), (c), (e) and (g) of exhibit 10.9, and provide us your analysis of whether those provisions create an implication that the subscriber may be waiving compliance with federal securities laws.

13.   We note your response to prior comment 19 and your deletion of the reference to board agreements on page 21. Please file the agreement with Mr. Gentry mentioned in exhibit 10.8, and include appropriate disclosure in your prospectus.

        You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-551-3617 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Electronics and Machinery

cc: Lee W. Cassidy, Esq.